U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 000-54582

MySkin, Inc.

(Exact name of registrant as specified in its charter)

California	26-1391338
(State or other jurisdiction of incorporation	(IRS Employer Identification Number)

10235 Woodrose Lane Highlands Ranch, CO 80129
(Address of Principal Executive Offices)

(303) 904-9296
(Issuer’s telephone number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of MySkin, Inc. (the "Company") as of March 26, 2014, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the change in control of the Company and the addition of three new officers and directors.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to the stockholders on or about March 28, 2014.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

INTRODUCTION

On March 26, 2014, MySkin, Inc. (the “Company”) entered into a License Agreement with Earnest Blackmon (“Blackmon”), Tony Verzura (“Verzura”) and Chad Ruby (“Ruby”) pursuant to which Blackmon, Verzura and Ruby licensed certain intellectual property to the Company in exchange for a total of 38,690,000 shares of the Company’s common stock.

In connection with this transaction:

•

Blackmon, Verzura and Ruby licensed to the Company all of their knowledge and know-how relating to the design and buildout of cultivation facilities, their genetics, growing/cultivation system, seed-to-sale protocols and procedures, products, a genetic catalogue including over 150 different strains, an advanced (non-psychoactive) cannabinoid therapy program called A.C.T. Now, security, regulatory compliance, and any other methods and processes which relate to the cannabis business.

•

The territory for this license is the entire world and the license runs in perpetuity. There are no royalty payments under the License Agreement.

•

Blackmon, Verzura and Ruby were appointed to the Company’s board of directors. These appointments will not be effective until the expiration of the 10-day period following the filing of an Information Statement with the SEC pursuant to Rule 14f-1 and mailing of the Information Statement to our shareholders.

•

Blackmon was elected as the President of the Company, Ruby was elected as Chief Operating Officer and Verzura was elected as Vice President.

•

A total of 41,690,000 previously outstanding shares of common stock were cancelled, and as a result of this transaction there are now a total of 43,620,000 shares of the Company’s shares of common stock outstanding.

As a result of this transaction our business plan has changed.  We plan to create partnerships with local businessmen, entrepreneurs, scientists and others, both domestically and internationally, for the purpose of cultivating cannabis-based products worldwide.

For example, we plan to enter into licensing and consulting agreements with partners who desire to license our entire turnkey seed-to-sale business model in jurisdictions where it is legal to do so, and we plan to typically receive a percentage of their gross revenues as our fee.  In addition to licensing our intellectual property, we will offer consulting on the design and buildout of cultivation facilities, we will provide training and staffing services, and we will assist them in finding the right locations for the cultivation facilities.  We will provide our genetic catalogue which includes over 15 CBD strains, over 150 THC strains and over 30 Cannabis Cup winners.

We will also provide access to our full range of extracted/infused medical products.  We will license to the partner the intellectual property for whole plant activated oils, smokable concentrates, infused products, topical lotions, pills, sublingual, transdermal patches and they will have access to any future technology or products we develop.

Our goals are to establish strong cultivation positions through our local partners in markets where it is legal and use these revenues to develop new cannabinoid based drugs for clinical FDA approval patents.

We will not touch or handle the plants directly.  Our joint venture partners and their employees will be the handlers of the plants and products.  The Company will not harvest, distribute or sell cannabis or any substances that violate United States law or the Controlled Substances Act, nor does it intend to do so in the future.

The Company plans to change its name to United Cannabis Corporation and to change its domicile from California to Colorado once shareholder approval has been obtained.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our common stock is the only class of equity security that we have outstanding.  Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

On March 26, 2014, after the closing referred to above, we had 43,620,000 shares of Common Stock issued and outstanding.  The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of March 26, 2014, with respect to each of our officers and directors, all of the directors and executive officers as a group, and any other person known by us to beneficially own more than five percent of our Common Stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class

Directors and Executive Officers:

Paul Enright 10235 Woodrose Lane Highlands Ranch, CO 80129	1,310,000	3.0%

Earnest Blackmon 1600 West 113th Avenue Westminster, CO 80234	22,428,000	51.4%

Tony Verzura 816 Acoma Street, #1607 Denver, CO 80204	14,952,000	34.3%

Chad Ruby 2261 Deloraine Trail Maitland, FL 32751	1,310,000	3.0%

All Directors and Executive Officers as a Group (4 individuals)	40,000,000	91.7%

_________________

(1)

All ownership is beneficial and of record, unless otherwise indicated.

MANAGEMENT

Information concerning our management follows.

Name	Age	Position

Paul D. Enright	51	CEO, Secretary and a Director
Earnest Blackmon	41	President and Director*
Tony Verzura	36	Vice President and Director*
Chad Ruby	38	Chief Operating Officer and Director*

____________________

* Appointments as director will be effective on the expiration of the 10 day period following the filing of this Information Statement with the SEC and mailing it to the shareholders.

The following is a brief summary of the background of each officer and director including their principal occupation during the five preceding years.  Neither of these persons is a financial expert as that term is defined by the Securities and Exchange Commission.  All directors will serve until their successors are elected and qualified or until they are removed.

Paul D. Enright, age 51, has been a financial and management consultant for public and private companies for over the last 10 years.  During the past 5 years he has been a consultant to the mining industry working in the areas of financing and property acquisition with a focus on gold and industrial minerals.  He currently serves as President of MSD Gold Mining Corp., a gold exploration and acquisition company located in Ontario, Canada and focusing on properties in Northern Ontario.  He has held this position since August 2012.  From June 2010 until December 2011 he served as a member of the board of directors of Sierra Resource Group, Inc., a publicly-traded mining company.  He founded Marine Exploration, Inc., a publicly-traded company engaged in the business of marine treasure hunting, and he served as its Vice President of Business Development from April 2008 until December 2008, and as President and a director from December 2008 until August 2010.  He resigned as President of Marine Exploration, Inc. in August 2010, but he continued as a director until September 2011.  Mr. Enright filed a petition under Chapter 7 of the Federal Bankruptcy laws in the United States District Court for the District of Colorado and the petition was subsequently discharged later in 2010.  Mr. Enright attended Western State College in 1980 – 1982 and Metro State College in Denver, Colorado from 1982-1983.

Earnest Blackmon, age 41, has been involved in commercial horticulture and landscaping for the last 10 years.  He has served as the master grower and Chief Technical Officer/Member of RiverRock LLC a, medical marijuana company in Denver, Colorado, from November of 2009 to the present.  He served as the Chief Operating Officer/Owner of Sweet Lawn and Landscaping in Tampa, Florida from January of 2004 to June of 2008 and from July 2008 until October 2009, he consulted with several collectives in California on their cultivation methods.  Mr. Blackmon attended John’s Hopkins University from 1991 to from 1992.

Tony Verzura, age 36, has been in construction and managing patient care facilities for the last 10 years.  He has served as the patient care facilitator and Chief Operating Officer for RiverRock LLC, a medical marijuana company in Denver, Colorado, from November of 2009 to the present. He worked as an independent contractor from January of 2004 to June of 2009.  Mr. Verzura attended Florida International University from 1999 to 2003.

Chad Ruby, age 38, has been a portfolio manager, real estate broker and appraiser for the last 10 years.  He started with Hudson Appraisals, Inc. in 2002 and became a partner and Chief Operating Officer in February of 2005, and he resigned as Chief Operating Officer in June of 2008.  He has been employed by NRT REOExperts, LLC, Orlando, Florida, as a portfolio manager since June of 2008.  During the last year he has also been consulting part-time for RiverRock LLC, a company engaged in growing and selling medical marijuana in Denver, Colorado.  Mr. Ruby graduated from the University of Central Florida in 2010 with a B.S. in Finance.

None of the directors are independent directors as that term is defined in Section 803 of the NYSE MKT Company Guide.

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees.  Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost associated with such committees has not been justified under our current circumstances.

Our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee.  The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the small size of our Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level.  Currently the entire Board decides on nominees.

Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors.  We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws.  The only restrictions are those applicable generally under California law and the federal proxy rules.  The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits.  Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination.  There are no formal criteria for nominees.

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s code of ethics may be obtained free of charge by contacting the Company at the address or telephone number listed on the cover page hereof.

Communication to the Board of Directors

Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Denver, Colorado.  Communications addressed to the Board of Directors as a whole will be delivered to each board member.  Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended December 31, 2013 and 2012.  We have not adopted any policy with regard to Board members’ attendance at annual meetings of security holders.  No annual meeting of stockholders was held in 2013 or 2012, as we elected not to conduct the same in order to conserve operating capital.

EXECUTIVE COMPENSATION

Summary Compensation Table – Former Management

The summary compensation table below shows certain compensation information paid for services rendered in all capacities to us by our principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the years ending December 31, 2013 and 2012. Other than as set forth below, no executive officer’s total annual compensation exceeded $100,000 during our last fiscal period.

Summary Compensation Table

Name and Principal Position	Year	Salary(2)	All Other Compensation	Total

Marichelle Stoppenhagen,(1)	2013	$22,500	$ -	$22,500
President and Chief Financial Officer	2012	$27,000	$ -	$27,000

______________

(1)

Marichelle Stoppenhagen, our former President was paid at a rate of $2,500 per month for services rendered for the years ended December 31, 2013 and 2012. As of October 1, 2013, Maria Teresa Agner, M.D. took over responsibility for Ms. Stoppenhagen’s compensation.

(2)

Ms. Stoppenhagen earned a total of $22,500 and $27,000 for the years ended December 31, 2013 and 2012, respectively. Ms. Stoppenhagen was paid a total of $16,500 and $13,500 for the years ended December 31, 2013 and 2012, respectively. This includes all compensation both direct and indirect as well as compensation paid by the Company.

We entered into a consulting agreement with Marichelle Stoppenhagen on December 1, 2007, our former President, whereby she was paid at a rate of $65.00 per hour for services in conjunction with running the operations.  The Consultant was expected to work no less than 40 hours per month on activities related to the Company. The term of the agreement was year to year but may be terminated by giving one month’s notice. This agreement was cancelled in October 2013.

We have not had employment agreements with our officers.  We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers.  We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

None of our directors received any compensation for service as a director during our fiscal year ended December 31, 2013.

Our Board of Directors does not have a “leadership structure” since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

New Management

The following table shows the amounts we expect to pay our new officers during the twelve months commencing April 1, 2014 and the amount of time these persons expect to devote to our business.  The salaries will initially be below the projected level until such time as the Company is generating revenue.

Name	Projected Compensation	Percent of Time to be Devoted to Business

Paul D. Enright	$150,000	90%
Earnest Blackmon	$150,000	80%
Tony Verzura	$150,000	80%
Chadwick Ruby	$150,000	100%

Certain Relationships and Related Transactions, and Director Independence

Transactions with Officers and Directors – Former Management

Other than the transactions described below, since January 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
•

in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

On March 1, 2009, we entered into a Facilities and Management Services Agreement with Maria Teresa Agner, MD, Inc. (“MTA”) a California professional corporation pursuant to which we granted MTA the rights to operate advanced skin services in our current center.  MTA is owned 51% by Maria Teresa Agner, MD and 49% by Marichelle Stoppenhagen, our former president.  As a result, MTA is responsible for hiring all physicians and nurse practitioners who operate in the medspa. Under this agreement, we pay all costs and expenses reasonably related to the provision of our services, including but not limited to office rent, utilities and other occupancy costs, compensation benefits and employment costs associated with all non-licensed personnel, general liability insurance, equipment lease and maintenance costs, advertising and promotion, support personnel and contracted consultants, office supplies, and all such other direct and indirect expenses reasonably incurred by Company respecting the provision of the Management Services for the Practice. MTA, in addition to reimbursement of Management Expenses, a monthly service fee equal to forty percent (40%) of revenue less the cost of goods sold related the revenue, is payable, with a minimum amount of $2,500 per month. Ms. Stoppenhagen, our president, owns a minority interest of MTA. The Company has waived the payment of the minimum amount for the Service Fee. On October 1, 2013, we amended the Facilities and Management Services Agreement whereby (1) MTA would pay all of their own expenses on a go forward basis, (2) all inventory would transferred to MTA, and (3) all liabilities of the Company as of October 1, 2013 would be assumed by MTA. Going forward, the Company would be entitled to a Management Fee of 40% of gross margin which is calculated as total sales minus cost of goods sold.

The profit accrued for management fees by the Company was a total of $42,621 and $32,102 for the years ended 2012 and 2011, respectively. MTA reimbursed the Company for expenses a total of $63,007 and $51,501 for the years ended 2012 and 2011, respectively. As of December 31, 2013, MTA owed the Company $8,862. As of December 31, 2012, the MTA owed the Company $5,398.

Ms. Stoppenhagen was paid a total of $16,500 and $13,500 for the years ended December 31, 2013 and 2012, respectively. This includes all compensation both direct and indirect as well as compensation paid through the Company. As of December 31, 2013, Ms. Stoppenhagen was owed no compensation as MTA was solely responsible for this.

In December 2011, we entered into a Revolving Promissory Note (the “Note”) with Marichelle Stoppenhagen, our president. Under the terms of the Note, Marichelle Stoppenhagen agreed to advance us, from time to time and at the request of the Company, amounts up to an aggregate of $100,000 until December 31, 2013. All advances were to be paid on or before December 31, 2013 and interest was to accrue from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of six percent (6%) per annum, compounded annually. As of December 31, 2013, there was zero owed under the note.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

COMPLIANCE WITH SECTION 16(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such filings furnished to us, we believe that all required filings have been made.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filing are also available to the public from the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

MYSKIN, INC.

Dated:  March 28, 2014

By: /s/ Paul Enright

Paul Enright, CEO